Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Addressing Lithium Supply Insecurity in the US – Stardust Power’s CEO, Roshan Pujari | Auto Futures

On February 8, 2024, Auto Futures published the following article that includes an interview with Roshan Pujari, Co-Founder and CEO of Stardust Power:

The United States holds abundant lithium resources, potentially accounting up to 17% of the global supply, yet there has been limited development of refining and conversion facilities crucial for producing battery-grade lithium products. Stardust Power intends to change that. Its strategy is to become a leading producer in the US.

“Our combined experience demonstrated the critical gap in the supply chain is refinery capacity, hence we founded Stardust Power to address this important need,” Roshan Pujari, Stardust Power’s CEO, tells Auto Futures.

To this end, the company is developing a lithium refinery in Greater Tulsa, Oklahoma, capable of producing 50,000 metric tonnes per annum of battery-grade lithium.

“Reliance on Chinese dominance in the market, representing up to 66% of total market share and 85% of refinery capacity, poses significant risks, especially amid rising geopolitical tensions.”

“Much of the raw material feedstock originates from regions like Africa, South America, and Australia. Consequently, the US must assert itself as an energy transition leader to establish a resilient domestic supply chain, reducing dependence on foreign sources and safeguarding critical minerals like battery-grade lithium from potential threats posed by external interests,” he adds.

Stardust Power’s approach to US lithium production is based on innovation and efficiency.

“Unlike traditional methods, Stardust Power is establishing a large, centrally located refinery that is optimized to accommodate multiple sources of brine input. Through on-site direct lithium extraction and subsequent concentration or crystallization of the feedstock en route to the central refinery, the company is maximizing logistical efficiencies. This forward-thinking engineering approach not only facilitates faster scaling of production compared to singular asset-focused developments but also mitigates risks associated with technology and exploration.”

The company’s phased approach involves initially building a refinery with a capacity of up to 25,000 metric tons per annum, supporting the subsequent development of an additional 25,000 metric tons per annum in the second phase.

“Leveraging existing supplies such as produce water and technical or crude-grade lithium, the company minimizes upstream permitting and exploration risks while ensuring a consistent supply chain. Furthermore, Stardust Power employs proven and established technology in its conversion process to further mitigate technological risks, positioning itself as a leader in sustainable and efficient lithium production in the US market,” explains Pujari.

Fostering US Energy Independence

In January, 2024. Stardust Power announced the selection of Southside Industrial Park in Muskogee, Oklahoma, as the site for the new lithium refinery.

“We chose Oklahoma due to its central US location as it provides unparalleled advantages through efficient transport routes and a workforce skilled in oil and gas engineering, promising logistical ease and operational excellence,” says Pujari.

“The aim is to be a leader in fostering American energy independence while contributing to local job creation and economic growth. Once our lithium refinery is fully operational, it will play a leading part in America’s energy transition while also enhancing Oklahoma’s local economy by generating substantial new investment and employment opportunities,” he adds.

Pujari says the company is also prioritising sustainability across its operations.

“We use renewable energy sources like solar and wind power through Oklahoma electrical grid. Our refining facility is designed for low emissions, mainly electric to reduce carbon output and noise pollution. Our facility is designed for zero-liquid discharge. Our lithium feedstock is carefully monitored through our Supplier Code of Conduct to meet environmental standards. Byproducts, including calcium, magnesium, and salt mixtures, are non-toxic and can be repurposed or safely disposed of.”

An Unprecedented Demand for Minerals

In the first half of 2024, Stardust Power plans to list on the NASDAQ under the ticker symbol SDST. This marks a pivotal moment in its trajectory.

“Concurrently, Stardust Power aims to break ground on its lithium refinery and commence build-out operations, setting the stage for expansion and advancement in the growing battery-grade lithium market. We are planning on a vertical integration, where we will develop lithium assets for our feedstock,” says Pujari.

“On the business front, we look forward to signing new partnerships and agreements with suppliers and customers. We are excited to work with the community in Muskogee on community initiatives and drawing strength from the local skilled workforce who will work in our refinery.”

Finally, we asked him for his outlook on e-mobility in the US by the end of the decade.

“Production of electric vehicles has fueled an unprecedented demand for minerals used in battery cells, such as lithium. Auto OEMs and battery manufacturers are seeking domestic supply options. It is estimated that between 2020-2030 the demand for lithium for use in EV batteries will grow by a CAGR of ~33%. To date, lithium demand has been driven more than 20-fold increase from use in EV’s essential to the global electrification transition,” concludes Pujari.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and the Company’s future financial performance following the transaction, as well as GPAC II’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor the Company presently know or that GPAC II or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor the Company gives any assurance that either GPAC II or the Company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and the Company filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, the Company and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

4